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Exhibit 1

FOR IMMEDIATE RELEASE

July 24, 2003

HIGHLIGHTS
Record production (21 219 ounces) and profits at Tolukuma
Cash costs down 1.2% in Rand unit terms
Rationalisation of North West Operations
Inclusion into XAU Index

Production maintained, unit costs lower, but...

STRONGER RAND SHAVES DRD REVENUE BY R42 MILLION

        A 7% strengthening of the Rand against the US Dollar and a consequent 8% drop in the Rand gold price received had shaved Durban Roodepoort Deep, Limited's revenue by more than R42 million in the quarter ended 30 June, 2003, said Chairman and Chief Executive Officer Mark Wellesley-Wood today (Thursday, 24 July 2003) at a briefing on the company's results for the quarter and year-end.

        While gold production was virtually unchanged, cash costs in absolute terms were reduced by R12.2 million and in unit terms by 1.2%. The strength of the Rand, however, had taken the cost per ounce in US Dollar terms above the current gold price to US$352 per ounce.

        This situation was untenable, Wellesley-Wood said, and had led to the company's decision to declare a 60-day review at its North West Operations, announced earlier this week.

        Group capital expenditure for the quarter was a record US$5.2 million (R40.6 million) excluding recoupments, but all capex programmes are now under review due to the low Rand gold price.

        Work on the Argonaut project involved expenditure of R0.3 million but spending on this has also been curtailed in view of the Rand's strength.

        Looking ahead, Wellesley-Wood said the immediate future would depend on the trend in the Rand/Dollar exchange rate and the outcome of the North West Operations review.

        "While I know that management will do its utmost to preserve the economic future of these assets, equally DRD will not permit persistent losses at any of its operations."

        Earnings for the quarter declined to US$0.7 million (US$3.2 million), and after allowing for increased depreciation and a US$12.5 million write-down on assets and investments, the net operating loss was US$12.2 million.

        Shareholders' equity increased to US$53.2 million, and cash and equivalents were US$45.7 million, largely representing the unexpended balance of the convertible note proceeds.

        At the year-end, DRD had audited proven and probable ore reserves of 129.4 million tonnes at an average grade of 3.81 grams per tonne, containing 15.8 million ounces of gold.

        With effect from 18 August 2003, the company would be included as a constituent of the Philadelphia Gold and Silver Index, Wellesley-Wood announced.

Tolukuma

        Tolukuma in Papua New Guinea, having produced a record 21 219 ounces in the quarter under review, had established itself as a consistent gold producer with ore production now deriving from at least six vein sources, Wellesley-Wood said.

        "Grades continue to improve due to mining of the high grade Tinnabar vein, which has 100 000 ounces in reserves and resources, and to the discovery of the Zine vein on surface."

        The Zine vein, he said, as well as the Miliahamba Deeps, will be drilled for strike extension in the current quarter.

        "Building on our success at Tolukuma, we are engaged in a number of initiatives to implement our Australasian growth strategy."

Blyvooruitzicht

        Production at Blyvooruitzicht was affected both by a blocked ore pass in the 1A Sub Shaft and poorer grades from the operation's surface sources.

        While approximately 20 000 tonnes of ore are locked up underground due to the ore pass problem, it is expected that the contained gold will be recovered in the current quarter.

        Lower surface grades are likely to continue to December 2003, at which time feed from the higher grade Slimes Dam Project will replace current sources.

North West Operations

        The company's North West Operations had been the subject of considerable management attention over the past three months, Wellesley-Wood said.

        Measures taken had included a service-sharing synergy exercise with Blyvooruitzicht, a reduction in overhead, a re-evaluation of the plant configuration, the removal of 3 000 contract workers, a renewed focus on grade control and the opening up of new blocks of ground.

        "However, surface sources have been rendered uneconomical by the current Rand gold price and plans to upgrade the South Shaft plant to treat all feedstock have been shelved, pending the outcome of the 60-day review."

Crown Gold Recoveries (CGR)

        At Crown Gold Recoveries (40% owned and managed by DRD), the ERPM mine had recovered from the fire in February and the production build-up was on track, Wellesley-Wood said.

        CGR had secured funding of US$22 million (R170 million) from the Industrial Development Corporation (IDC), which would be applied to reducing ERPM's pumping costs and re-treating the Cason Dump.

        The dump's retreatment, Wellesley-Wood said, was expected to yield 30 000 ounces of gold production annually over seven years.

Shareholder Value Recovery Programme

        The company was pursuing litigation against various parties, including certain former directors and officers, for recovery of lost shareholder value, Wellesley-Wood said.

        During the quarter under review, an ex-parte Anton Pillar order against DRD had been successfully overturned and the company's claim for its lost Continental Goldfields investment was upheld in the West Australian courts. Also, actions regarding the issue of claims for loss from the defunct Rawas mine in Indonesia had been completed.

        "Our total programme now covers claims of approximately US$22 million (R160 million) relative to, but not comparable with, the US$80 million (R590 million) written off in the 2000 financial year," he said.

Queries:	Ilja Graulich Durban Roodepoort Deep, Limited +27 11 381 7800 / 7826 (office) +27 83 604 0820 (mobile)
James Duncan Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

DISCLAIMER

        Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

        Cautionary Note to U.S. Investors:    the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our media release, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml

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  Exhibit 1